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                                                    Filed by Cisco Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225

                         ARROWPOINT COMMUNICATIONS Q&A

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WHAT IS CISCO SYSTEMS, INC. ACQUIRING?

Cisco is acquiring ArrowPoint Communications, a provider of content switching solutions that optimize the delivery of Web content. Along with Cisco's existing products, the addition of ArrowPoint gives Cisco a broad portfolio of content networking solutions, providing more choices for Cisco customers.

WHAT PRODUCTS DOES ARROWPOINT OFFER?

ArrowPoint provides content switches that enable customers to switch traffic based on the content being requested, the location of the content or the identity of the requestor. ArrowPoint's products rely on higher layer information such as URL (Uniform Resource Locator uniquely identifies the file/content being requested) and Cookie information (Cookies maintain information about Web users. Cookies are placed on a user's computer when a request is first made and subsequent requests will then always contain the user's cookie) in order to route a Web content request to the server that is best able to handle that request. ArrowPoint's unique ability to switch traffic by looking deep inside for layer 4-7 information in each data flow enables the following capabilities:

-       Direct traffic based on the requesting party

- Direct traffic to the server best able to handle the content being requested

- Identify popular content and dynamically increase the availability of content bandwidth

-       Defend against denial-of-service attacks

DESCRIBE ARROWPOINT'S PRODUCTS IN MORE DETAIL?



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ArrowPoint's content switches are designed to meet the needs of a broad range of customers, from smaller Web sites to large Web hosting companies. ArrowPoint currently offers three products: the CS-50, CS-150 and CS-800. All of ArrowPoint's products incorporate the functionality of the company's WebNS software and are based on a unique combination of distributed and centralized architectures.

- CS-800. The CS-800 is a chassis-based solution designed for large, high traffic content distribution environments. The CS-800 can support traffic volumes of up to 11 billion hits per day.

- CS-150. The CS-150 is a standalone, rack mounted solution that is designed for small-to-medium sites. The CS-150 can support traffic volumes of up to 1.7 billion hits per day.

- CS-50. The CS-50 is a standalone, rack mounted solution that is designed for small sites. The CS-50 can support traffic volumes of up to 1 billion hits per day.

WHAT ABOUT THE CAPABILITIES OF CISCO'S EXISTING PLATFORM?

- Local Director. Optimized for reliable e-commerce with strong persistence, redundancy, and stateful failover features and able to support up to 5 billion hits/day.

- IOS SLB (integrated with Catalyst 6K). Supports up to 2.5 billion hits/day.

WHAT DIFFERENTIATES ARROWPOINT'S PRODUCTS?

ArrowPoint's products were designed to provide a feature-rich, flexible platform for content switching. ArrowPoint has been a leader in delivering products that supported a full set of higher layer features (Layer 7) such as URL and cookie-based switching. ArrowPoint has created a platform that can provide both the functionality and flexibility customers demand because of its unique combination of a software and hardware-based architecture. In addition, ArrowPoint's products include both large scale, chassis-based solutions (CS-800) that meet the needs of the most demanding customers as well as smaller, space efficient solutions (CS-50 and CS-150) that meet the needs of space-conscious customers, such as hosted or co-location customers.

DESCRIBE THE SOFTWARE USED IN ARROWPOINT'S SWITCHING SOLUTIONS?

Strong functionality is becoming an increasingly important factor in the content switching market. To meet the needs of customers, content switching solutions must provide both rich feature set and the ability to rapidly integrate new functionality. The advanced functionality provided by ArrowPoint's content switches is enabled by comprehensive software incorporated into its hardware platform. ArrowPoint's products all share the same WebNS software platform written for industry standard processors. This code base provides an easy method of adding functionality and features through future software upgrades. In addition, ArrowPoint's advanced software capabilities can be leveraged across different Cisco product lines to meet the evolving needs of our service provider and enterprise customers.

IS ARROWPOINT A GLOBAL COMPANY?

ArrowPoint has emerged as a leading content switching company with global reach. In the quarter ended March 31, 2000, approximately 48% of ArrowPoint's revenues were attributable to customers outside of North America. At March 31, 2000, ArrowPoint had 60 sales teams in



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more than 20 countries. In addition, ArrowPoint has designed its products to meet the requirements of a broad range of customers and networking environments. ArrowPoint's sales and support infrastructure along with its focus on meeting the international requirements for its products have given ArrowPoint a global footprint to deliver content switching solutions.

DESCRIBE ARROWPOINT'S CONTENT SWITCHING TECHNOLOGY AND HOW IT DIFFERS FROM MULTILAYER SWITCHING.

Multilayer switching relies on Layer 2, Layer 3, and Layer 4 information, such as Ethernet and IP addresses, in order to switch traffic. The most critical aspects of multilayer switches are performance, scalability, and density. Content switching is focused on delivering a new level of content networking services by switching traffic based on higher layer information (Layer 4 and Layer 7). ArrowPoint's advanced Layer 4/Layer 7 capabilities allow it to look deeper into a data flow in order to switch traffic based on the content being requested, the location of the content, or how frequently the content is requested

- URLs. The Uniform Resource Locator uniquely identifies the specific file being requested.

-       Host header. The host header uniquely identifies the requested host.

- Cookie. Cookies maintain information about Web users. Cookies are placed on a user's computer when a request is first made and subsequent requests will then always contain the user's cookie.

HOW IS CONTENT SWITCHING DIFFERENT FROM LOAD BALANCING?

Traditional load balancers direct traffic to servers based on Layer 4 information such as the number of connections a server is currently supporting. Like traditional load balancers, ArrowPoint's products have the ability to provide load balancing based on server congestion and response time. Unlike traditional load balancers, ArrowPoint's content switches use the detailed information provided by Layer 7 protocols in order to further enhance the level of services provided. Because ArrowPoint's products are able to identify the specific content a user is requesting, they enable new types of networking services that are based on the actual content or file being requested, the user requesting the content and the frequency of the content requests.


HOW IS CONTENT SWITCHING DIFFERENT FROM WEB CACHING?

A cache is designed to improve response time by maintaining copies of frequently requested static content. A cache can be used to relieve servers by satisfying a user's request for content prior to the request being sent to the server. However, a cache does not have the ability to coordinate requests for content. If a cache does not have the content being requested it simply forwards the request. ArrowPoint's content switches can work in conjunction with Web caches to further reduce response time and enhance application performance. By deploying a ArrowPoint content switch in front of a series of caches and servers, the ArrowPoint content switch can guarantee that requests for content are delivered to the cache or server best able to handle the request. Unlike the cache, an ArrowPoint content switch knows the location of all content and thus is able to optimize incoming requests.



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PLEASE DISCUSS THE TIMING OF THE ACQUISITION. WHY DID CISCO BUY ARROWPOINT SOON
AFTER IT WENT PUBLIC?

The networking industry and the content switching market in particular are subject to rapidly changing conditions including rapid technological innovation, shorter product cycles, increasing levels of competition and evolving customer requirements. Cisco is constantly looking for ways to enter new markets and meet the changing needs of our customers. Content networking has become increasingly important to Cisco as customer demands for QoS, differentiated service, scalability, Web hosting and e-commerce capabilities increase. Cisco has relied on internal development, partnerships, investments and acquisitions in order to deliver a complete Content Networking solution. Content switching is becoming increasingly important to customers deploying content networking solutions. Increasing customer acceptance of ArrowPoint's technology prompted Cisco to integrate ArrowPoint and its technology into Cisco's content networking portfolio.


WHO ARE ARROWPOINT'S CUSTOMERS?

As of March 31, 2000, ArrowPoint has over 225 customers ranging from Web portals and e-commerce sites to large service providers. ArrowPoint added 81 new customers during its last quarter. Its current customer base includes EMC, Excite@Home, Exodus, Global Crossing, Lycos, NaviSite and Road Runner. Approximately two-third's of ArrowPoint's revenue is attributable to ISPs, hosting companies and other service provider customers. The remaining share is split between portals, e-commerce companies and other Web sites. Navisite accounted for 14% of the Company's revenues for the year ended December 31, 1999. No customer accounted for more than 10% of ArrowPoint's revenues for the quarter ended March 31, 2000.


WHO ARE ARROWPOINT'S PARTNERS?

ArrowPoint has partnered with leading service providers, resellers, technology partners and OEMs to help deliver its content switching solutions. Current service provider partners include Exodus, GlobalCenter and Navisite. Exodus has selected ArrowPoint as the preferred platform for its co-location customers. In addition, ArrowPoint has 37 resellers licensed to sell its products.


WILL CISCO SELL THE ARROWPOINT PRODUCTS AS THEY EXIST NOW?

Yes. Cisco will continue to sell ArrowPoint's existing product line.

WHAT IS THE PLAN FOR CISCO'S EXISTING CONTENT NETWORKING PRODUCTS?

Cisco will continue to ship its current content networking product and will continue to enhance these offerings leverage technology from ArrowPoint and internal development.

WHY DID CISCO CHOOSE ARROWPOINT?



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Cisco believes that ArrowPoint is the best choice among companies providing content switching solutions.

Cisco evaluates all its acquisitions using five key factors, namely, culture, shared vision, short term win, long term win and leadership. The ArrowPoint acquisition fits these criteria well.

Culture. Both organizations share a strong customer-focused and results-oriented culture.

Shared vision. Cisco and ArrowPoint share the vision of providing end-to-end, next generation solutions for content networking.

Short term win. Next generation content switching platform. Complementary products from both companies with minimal overlap.

Long term win. The addition of ArrowPoint gives Cisco a broad portfolio of content networking solutions, providing more choices for our enterprise and service provider customers.

Leadership. ArrowPoint is recognized as a leading providing of intelligent Web switching products. ArrowPoint's products have been validated by over 225 customers including EMC, Excite@Home, Exodus, Global Crossing, Lycos, NaviSite and Road Runner. Exodus has selected ArrowPoint as the preferred platform for its co-location customers.

WHY DIDN'T CISCO ACQUIRE SOME OTHER CONTENT DELIVERY COMPANY?

Cisco evaluated a number of companies. ArrowPoint was the best choice since they offered a suite of content switching products with rich layer 7 features and flexible architecture, and we believe there is a very good fit between ArrowPoint and Cisco.

WHO WILL OWN THE INTELLECTUAL PROPERTY RIGHTS CREATED TO DATE BY ARROWPOINT?

Cisco will own all the intellectual property rights of ArrowPoint following the acquisition.

WHAT ARE THE BENEFITS TO CUSTOMERS FROM CISCO'S ACQUISITION OF ARROWPOINT?

The addition of ArrowPoint gives Cisco a broad portfolio of content networking solutions, providing more choices for Cisco customers.



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COMPETITIVE Q&A

HOW DO ARROWPOINT'S PRODUCTS COMPARE TO PRODUCTS FROM OTHER COMPETITORS?

ArrowPoint's products were designed to provide a feature-rich, highly flexible platform for content switching. ArrowPoint was early to deliver a product that supported a full set of higher layer features (Layer 4 and 7) such as URL and cookie-based switching.

Cisco believes that ArrowPoint's products represent the most advanced content switching solutions because of the following reasons:

-       Flexibility: Leverages a hardware and software based design

- Scalability: Utilizes a hybrid of distributed and centralized processing architectures to optimize for per-port processing as well as overall performance

- Features: Standard WebNS software provides advanced Layer 4 and 7 features

- Breadth: Scalable chassis based product along with smallest "pizza box" product.

COMPANY          PRODUCTS       CONFIG.       CONFIGURATION              ARCHITECTURE              STATUS
-------          --------       -------       -------------              ------------              ------
ARROWPOINT       CS-800         Chassis       64 FE ports or             Distributed/Centralized   Shipping
                                              32 GE ports or
                                              combination
                 CS-150         Pizza Box     12-16 FE ports or 12 FE    Distributed/Centralized   Shipping
                                              + 2 GE
                 CS-50          Pizza Box     8 FE + 1 GE                Distributed/Centralized   Shipping

ALTEON           180 Series     Pizza Box     9 GE or FE port            Distributed               Shipping
                                              combination
                 AceDirector    Pizza Box     8 FE ports                 Distributed               Shipping
                 Series                       9 FE ports + 1 GE ports
                 708            Chassis       64FE, 16 GE                                         In control
                                                                                                   release
                 714            Chassis       128 FE, 32 GE                                        In control
                                                                                                   release

FOUNDRY          ServerIron     Pizza Box     8, 16 or 24 FE ports       Centralized               Shipping
                 Series                       with optional 1 or 2 GE
                                              ports
                                              8 GE ports
                 Blade for      Chassis       Not Available              Centralized               Announced
                 BigIron

F5               BIG/ip         Software      Not Applicable             Software based            Shipping
                                appliance

Note: FE stands for FastEthernet, GE for Gigabit Ethernet. Information based on publicly available information including company Web sites, SEC filings and analyst reports.



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Q&A RELATING TO CISCO PRODUCTS

HOW DOES ARROWPOINT'S PRODUCTS COMPARE TO THE CAPABILITIES PROVIDED BY THE SIGHTPATH ACQUISITION?

- SightPath provides content distribution capabilities, ArrowPoint provides content switching capabilities

ArrowPoint's products are complementary to the products and technology gained in the SightPath acquisition. ArrowPoint's products are designed to be deployed in front of a series of servers or Web caches. SightPath's appliances deliver content efficiently and intelligently to the edges of the network and coordinate the movement of content within the network. By deploying SightPath's products, customers can create Content Delivery Networks on top of their existing network infrastructure. The main difference between the two products is that ArrowPoint's products are designed to handle incoming content requests whereas SightPath's products are focused on making an entire network content aware by distributing frequently requested content to the edges of the network. Together, the two products can provide customers with a solution that is optimized for both content switching and content distribution.


HOW DO ARROWPOINT'S PRODUCTS COMPARE TO THE CISCO CATALYST 6000 FAMILY OF PRODUCTS?

- The Catalyst 6000 family is focused on delivering high-performance switching capabilities at Layers 2, 3, and 4

- ArrowPoint's products are focused on delivering flexible, feature-rich content switching capabilities at Layers 4 and 7

- The Catalyst 6K being a multi-service platform will eventually integrate the

ArrowPoint Layer 7 technology

The Catalyst 6000 family is a series of high-performance, multilayer switching solutions for both enterprise and service provider networks. The Catalyst 6000 family meets the requirements for high performance, density, voice, video, and data integration, LAN/MAN/WAN convergence, scalability and multilayer switching in backbone, aggregation, distribution and other large scale deployments where wirespeed routing, switching and integrated server load balancing functions are required. The ArrowPoint products are designed for content switching and thus focus predominately on routing traffic using Layer 4 and Layer 7 functionality. The Catalyst 6000 family can be used in conjunction with ArrowPoint's products in environments where high performance aggregation and distribution capabilities are needed in addition to higher level content services. The addition of ArrowPoint gives Cisco a broad portfolio of content networking solutions, providing more choices for our enterprise and service provider customers.

HOW DO ARROWPOINT'S PRODUCTS COMPARE TO LOCAL DIRECTOR?

- Local Director provides feature rich content capabilities specifically designed for demanding e-commerce environments

- ArrowPoint's products are focused on delivering flexible, feature-rich content switching capabilities that can meet a variety of customer requirements



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Local Director is a software-based content networking appliance that is designed to provide LOCAL load balancing and content availability capabilities in an e-commerce environment. The Local Director product line is one of the first load balancing systems deployed in a commercial environment. It is a proven solution that has been deployed as part of an end-to-end networking solution at many customer sites. Like ArrowPoint, Local Director is designed to enable rich content services through the use of higher layer networking functionality. However, Local Director is especially suited for deployment in an e-commerce environment because its advanced content networking capabilities such as strong persistence, redundancy features and stateful failover. While Local Director provides solutions specifically for e-commerce environments, ArrowPoint's combination of hardware and software architectures have enabled it to become a flexible platform that can meet the evolving needs of ISPs, hosting companies, service providers and other types of customers where complete Layer 7 features with hardware integration are required.

HOW DO ARROWPOINT'S PRODUCTS COMPARE TO DISTRIBUTED DIRECTOR?

- Distributed Director provides global load balancing to optimize traffic between geographically dispersed data centers

- ArrowPoint's products are focused on delivering flexible, feature-rich content switching capabilities that can be used in conjunction with global load balancing capabilities

Distributed Director is a Cisco IOS software-based content networking appliance that is designed to provide global load balancing capabilities. The Distributed Director product line is a proven solution that has been deployed as part of an end-to-end networking solution at many customer sites. While ArrowPoint's products provide some global load balancing capabilities, its products are primarily focused on advanced local load balancing features such as URL and cookie-based switching. The use of ArrowPoint's products and Distributed Director can provide customers with a content switching solution that is optimized for global load balancing.


WILL ARROWPOINT'S SOFTWARE BE INCORPORATED INTO IOS?

We expect the functionality of ArrowPoint's product line to be integrated across multiple Cisco product lines as the technology becomes more pervasive to our customers. The implementation of such possible future integration may take the form of IOS or application specific boardware. These decisions will continue to evolve over time.

STRATEGY AND FIT Q&A

WILL CISCO BE MAKING MORE ACQUISITIONS IN THIS AREA?

At this time, we do not think it would be appropriate to focus the discussion on future acquisition areas and prospects. We will evaluate acquisition opportunities on a case-by-case basis as they arise.



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Q&A RELATING TO FINANCIAL ISSUES

WHAT WERE THE TERMS OF THE DEAL?

Cisco will issue approximately 89.7 million Cisco shares in exchange for all of ArrowPoint's outstanding shares and options. The aggregate value of the acquisition is approximately $5.7 billion. 2.1218 Cisco shares will be exchanged for each ArrowPoint share or option. The transaction will be accounted for as a pooling of interests.

HOW DO YOU JUSTIFY THE PURCHASE PRICE?

ArrowPoint provides a strong product platform and represents an explosive market opportunity for content-based infrastructure solutions. Based on the valuations of comparable companies, we believe that the valuation for ArrowPoint is in-line with that of other companies in this sector. In addition, we believe that the premium paid for ArrowPoint's stock is in-line with acquisition premiums being attained in the Internet infrastructure sector and the technology sector in general.

DID ARROWPOINT RECENTLY GO PUBLIC?

Yes. ArrowPoint completed its initial public offering on March 31, 2000. ArrowPoint issued 5,750,000 shares of common stock at a price of $34.00 per share, resulting in net proceeds of approximately $180 million. Goldman Sachs, Deutsche Bank Alex Brown and JP Morgan served as the underwriters for the deal.

WHO ARE THE CURRENT OWNERS OF ARROWPOINT?

ArrowPoint completed its public offering on March 31, 2000. Significant outside shareholders include Venture Capitalists (37%) - Matrix, North Bridge and Accel Partners. Senior management owns approximately 15% of the company and the employee stock option plan represents approximately a 24% share. The public float (14%) and other outsiders (10%) represent the remaining ownership stake.

ARE THERE ANY EXTRAORDINARY TERMS SUCH THAT THE EXCHANGE RATIO WILL CHANGE?

No, ArrowPoint and Cisco have agreed on the fixed exchange ratio upon announcement to public.

WHEN WILL THE DEAL CLOSE?

We expect the deal to close in Q4 FY00.


WHAT IS THE FINANCIAL IMPACT TO CISCO?

Based on initial projections, we expect that the acquisition will have a neutral impact on FY00 and will become slightly accretive in calendar year 2001.



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DO YOU THINK ARROWPOINT WILL BEAT STREET EXPECTATIONS? DOES THIS ACQUISITION
CHANGE THE GUIDANCE THAT CISCO IS PROVIDING?

It is not Cisco's practice to comment on the financial projections for acquired companies. We will not be providing financial guidance for either ArrowPoint or Cisco. Cisco will be holding its Q3 FY00 conference call on Tuesday, May 9th after the close of market.

DESCRIBE ARROWPOINT'S HISTORICAL FINANCIAL RESULTS?

ArrowPoint has historically reported financial results based on a calendar year end. For the year ending December 31, 1999, ArrowPoint reported revenues of $12.4 million, a 6,058% increase over the $201,000 revenues it reported in 1998. ArrowPoint also reported a net loss of approximately $12.6 million and $9.5 million for the years ended December 31, 1999 and 1998, respectively. In its latest quarter ended March 31, 2000, ArrowPoint reported revenues and pro-forma net loss (excluding extraordinary items) of $9.5 million and $2.8 million, respectively.

WHY ISN'T ARROWPOINT PROFITABLE?

Since its inception in April 1997, ArrowPoint has continued to increase its expenditures in an effort to develop its business. Over the past year ArrowPoint has significantly expanded its organization, from 64 employees at the end of Q199 to 337 employees at the end of Q100. ArrowPoint has focused aggressively in expanding its worldwide operations and had 60 sales teams in 20 countries at the end of Q100. Despite its aggressive expansion plans, ArrowPoint is managing its operations toward profitability. ArrowPoint's management team has previously stated that they expect to reach operating profitability (excluding any extraordinary items) by Q201 (June 30, 2001).

WHAT APPROVALS ARE REQUIRED?

The boards of both Cisco and ArrowPoint have approved the deal. ArrowPoint shareholder approval is required. Cisco will also be required to make S-4, HSR and 8K filings. These filings will be made in the days following this announcement.

WAS CISCO IN A BIDDING SITUATION?

No. We were not involved directly in a bidding situation to our knowledge.

WERE CISCO OR ARROWPOINT REPRESENTED BY AN INVESTMENT BANK?

Yes, ArrowPoint was represented by Goldman Sachs. Cisco was not represented by an investment bank.



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Q&AS RELATING TO FUTURE INTEGRATION PLANS


WHERE WILL ARROWPOINT FIT INTO THE CISCO ORGANIZATION? WILL CHENG WU CONTINUE TO LEAD HIS TEAM?

The ArrowPoint organization will become part of Cisco's Public Carrier IP Group within our Service Provider Line of Business and will report to Kevin Kennedy, SVP/GM of SPLOB. Cheng Wu will continue to lead his team and will report directly to Kevin.


WILL CISCO INTEGRATE THE ARROWPOINT SALESFORCE WITH CISCO'S SALESFORCE?

ArrowPoint's sales force brings extensive experience in understanding customer's requirements for content switching. ArrowPoint's sales force will continue to focus on selling its content switching products and will be evaluated for integration into the rest of the organization over time.


WHO WILL SUPPORT ARROWPOINT'S CUSTOMERS AND SALES CHANNELS?

Cisco will continue to support ArrowPoint's existing customers. ArrowPoint has also established relationships with a number of partners such as service providers and resellers. Continued use of these channels will be made on a case by case basis.


WHY WILL ARROWPOINT BE INTEGRATED INTO THE SERVICE PROVIDER LINE OF BUSINESS?

As demonstrated by its customer base, ArrowPoint's solutions meet the needs of a broad range of customers. Currently, approximately two-thirds of ArrowPoint's revenues are from ISP and hosting companies with the remainder derived from e-commerce sites, portals and other enterprises. Because of ArrowPoint's primary focus on ISP and hosting companies we believe that the SPLOB organization is best suited to deliver solutions to these types of customers.

WILL THERE BE ANY LAYOFFS AT ARROWPOINT?

No. Cisco is very interested in retaining the expertise of ArrowPoint's workforce as part of Cisco.

WILL CISCO MOVE ARROWPOINT OUT OF MASSACHUSETTS?

ArrowPoint will remain in Acton, Massachusetts. Over time, Cisco may integrate ArrowPoint with our other Massachusetts site. Cisco will evaluate the appropriate time frame for this relocation based on ArrowPoint's and Cisco's needs going forward.

Cisco Systems, Inc. ("Cisco") plans to file a Registration Statement on SEC Form S-4 in connection with the merger and ArrowPoint Communications, Inc. ("ArrowPoint") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, ArrowPoint, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Cisco and ArrowPoint file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and ArrowPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and ArrowPoint's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

ArrowPoint, its directors, executive officers and certain members of management and employees may be soliciting proxies from ArrowPoint's stockholders in favor of the adoption of the merger agreement. A description of any interests that ArrowPoint's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco and ArrowPoint. These projections or statements are only predictions. Actual events or results may differ materially from those in the projections or other forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing and sourcing risks, risks associated with the Internet infrastructure and regulation, volatility of stock price, international operations, financial risk management, and future growth subject to risks. Readers are referred to Cisco's Annual Report to Shareholders and Cisco's and ArrowPoint's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, for a discussion of these and other important risk factors concerning Cisco and ArrowPoint and their respective operations.